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                    CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
                           RATIO OF EARNINGS TO FIXED CHARGES
                                   TWELVE MONTHS ENDED

                                 (Thousands of Dollars)




                                            SEPTEMBER 30    SEPTEMBER 30
                                                1995            1994
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Earnings
  Net Income                                 $  728,605      $  733,685
  Federal Income Tax                            289,250         378,120
  Federal Income Tax Deferred                   138,350          54,560
  Investment Tax Credits Deferred                (9,400)        (10,180)
    Total Earnings Before
     Federal Income Tax                       1,146,805       1,156,185
  Fixed Charges*                                345,063         323,414

    Total Earnings Before Federal
     Income Tax and Fixed Charges            $1,491,868      $1,479,599




*Fixed Charges


Interest on Long-Term Debt                   $  286,192      $  274,461
Amortization of Debt Discount,
  Premium and Expenses                           11,610          11,409
Interest Component of Rentals                    18,948          18,540
Other Interest                                   28,313          19,004

  Total Fixed Charges                        $  345,063      $  323,414


Ratio of Earnings to Fixed Charges                 4.32            4.57




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